Mail Stop 6010

August 22, 2007

Alan B. Miller
Chief Executive Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406

> **Re:** **Universal Health Services, Inc.**
> **Definitive Proxy Statement**
> **Filed April 20, 2007**
> **File No. 001-10765**

Dear Mr. Miller:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers even after factoring out the special bonus in the aggregate amount of $5.0 million in 2006. Please provide a more detailed discussion of how and why your chief executive officer's compensation materially differs from that of the other named executive officers.

Compensation Setting Process, page 16

2.   You indicate that compensation surveys are compiled by your human resources personnel and are used to compare the compensation levels of your named executive officers against those of comparable positions in other comparable companies. Identify the comparable companies against which you have benchmarked your compensation and discuss the bases upon which you have determined that such companies are comparable.

3.   Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by the comparable companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the comparator companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please discuss why.

Elements of Compensation, page 18

4.   You disclose that you reward your named executive officers for the achievement of "specified business goals and performance objectives" and that both short-term and long-term incentive compensation are based on your "performance and the value received by stockholders." We also note that you have included a general list of the business criteria you establish in connection with determining the amounts and vesting provisions of annual bonuses. Please disclose the specific business goals and performance objectives that you take into account in setting compensation policies and making compensation decisions, and clarify how you measure such "performance" and the "value received by stockholders." Please include in your discussion and analysis the specific quantitative and qualitative aspects of the business goals and performance objectives you use to determine the

form and amounts of compensation, and indicate how your incentive awards are specifically structured to achieve such business goals and performance objectives. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5.   We note from your 2006 Summary Compensation Table that you paid a $5.0 million special bonus to Mr. Miller and a $70,000 special bonus to Ms. Osteen. Please provide the disclosures required by Item 402(b)(1) of Regulation S-K with regard to these special bonuses, including what these special bonuses were designed to reward, how you determined the amounts of the special bonuses, why you chose to pay the special bonuses and how the special bonuses fit into your overall compensation objectives and affect decisions regarding the types of, and amounts paid under, your other elements of compensation.

6.   With respect to Mr. Miller's bonus, please discuss and analyze the impact of the tax treatment of this particular form of compensation. For example, discuss whether the payments of the amounts contemplated by this bonus will be fully deductible by the company as a compensation expense. Refer to Item 402(b)(2)(xii) of Regulation S-K.

Annual Bonuses, page 18

7.   Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss and analyze in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Bonus Awards, page 20

8.   You disclose that for fiscal year 2007 the target bonuses will be based on a combination of a specified range of target levels of earnings per share from continuing operations and a specified range of target levels of return on capital. Your Compensation Discussion and Analysis, however, does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the necessary goals to be achieved in order for your executive officers to earn the targeted bonus awards. Please disclose the specific quantitative and qualitative aspects of the corporate performance objectives used to determine incentive amounts. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Stock Options, page 22

9.   You disclose that you do not have any plan to select option grant dates for your named executive officers in coordination with the release of material non-public information. Please provide disclosure addressing the timing of your equity awards in accordance with the concepts set forth in Item 402(b)(2)(iv) of Regulation S-K and Section II.A. of Securities Act Release No. 33-8732A. For example, disclose whether there is a regular time or date on which you make these awards. Please give adequate consideration to the elements and questions set forth in the referenced section of the Release when drafting the appropriate corresponding disclosure.

Stock options, page 22

10.   We note the 2006 option grants approved by the Compensation Committee. Please discuss why the Compensation Committee determined to make these awards and how it determined the actual number of options to award to each named executive officer. Please discuss and analyze how the option awards fits into your overall compensation objectives and how the value of these awards

affected decisions regarding the amounts paid or awarded to the named executive officers under the other elements of your compensation package.

Restricted Stock Awards, page 23

11.   We note that in March 2006 the Compensation Committee approved the issuance of 200,000 restricted shares of your Class B Common Stock to Mr. Miller with a grant date fair value of approximately $9.6 million. Please discuss why the Compensation Committee determined to make this award and how it determined the number of restricted shares to award. Please discuss and analyze how this stock award fits into your overall compensation objectives for Mr. Miller and how the value of this award affected decisions regarding the amounts paid or awarded under the other elements of your compensation package to Mr. Miller.

Summary Compensation Table, page 28

12.   Disclose the assumptions made in the valuation of the stock and option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Pension Benefits, page 32

13.   Disclose the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Refer to the Instruction 2 to Item 402(h)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 33

14.   Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings column are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

2006 Director Compensation Table, page 37

15.   Disclose the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Please respond to our comments by September 22, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney